HEALTHCARE REALTY
3310 West End Avenue, Suite 700
Nashville, Tennessee 37203
P 615.269.8175 F 615.269.8461
www.healthcarerealty.com

July 12, 2019

Ms. Kristi Marrone
Mr. Daniel Gordon
Office of Real Estate and Commodities
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3561

VIA: EDGAR

RE:     Healthcare Realty Trust Incorporated
Form 10-K for the fiscal year ended December 31, 2018
Filed February 13, 2019
File No. 001-11852

Dear Ms. Marrone and Mr. Gordon:

This letter is offered in response to the letter, dated July 1, 2019, from the staff of the Division of Corporation Finance (the “Staff”) to Healthcare Realty Trust Incorporated (the “Company”) regarding the above referenced filing.

The Company’s responses to the Staff’s comments follow:

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2018

Same Store NOI, page 36
Comment No. 1: "We note that you exclude from same store cash NOI properties that meet Company-defined criteria to be in the reposition property group. Please tell us what consideration you gave to specifically identifying the reposition properties and including 1) a discussion of the circumstances that caused the property to be classified as a reposition property and 2) management's plans to reposition the property."
Response:
The Company utilizes a reposition classification for properties experiencing a shift in strategic direction. Such a shift can occur for a variety of reasons, including a substantial change in the use of the asset, a change in strategy or closure of a neighboring hospital, or significant property damage. Such properties may require enhanced management, leasing, capital needs or a disposition strategy that differs from the rest of the portfolio. To identify properties exhibiting these reposition characteristics, the Company applies the objective criteria discussed on page 36 of the Form 10-K rather than subjective measures and ad hoc decision making. As further noted on page 36 of the 2018 Form 10-K, any property included in the reposition group will be included in the same store analysis once occupancy has increased to 60% or greater with positive net operating income and has remained at that level for eight full quarters. Historically, the application of these rules-based criteria has impacted same store cash NOI growth both positively and negatively. In five of the last eight quarters ended December 31, 2018, trailing twelve month cash NOI growth from the reposition properties exceeded the trailing twelve month same store cash NOI growth, which illustrates the objective application of these criteria.

As of December 31, 2018, there were 11 properties excluded from same store due to their reposition classification. In the aggregate, these properties accounted for 0.5% and 0.9% of total cash NOI for the years ended December 31, 2018 and 2017, respectively, which the Company determined to be immaterial. Accordingly, the Company believes that detailed disclosure of the circumstances that led to these properties being classified as reposition or the plans to reposition them was not warranted.

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HEALTHCARE REALTY
3310 West End Avenue, Suite 700
Nashville, Tennessee 37203
P 615.269.8175 F 615.269.8461
www.healthcarerealty.com

In future filings, the Company will provide disclosure about why the reposition properties are excluded from same store, as explained above. In addition, the Company will provide information regarding gross investment, cash NOI, occupancy and square feet of the reposition properties similar to the disclosures provided in the Company's Q4 2018 Supplemental Information filed as Exhibit 99.2 to the Company's Form 8-K filed on February 13, 2019.

Should you wish to further discuss your comments and our responses thereto, please feel free to call me at (615) 269-8175.

Sincerely,
/s/ J. Christopher Douglas
J. Christopher Douglas
Executive Vice President and Chief Financial Officer

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